

10025766

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24512

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/01/09___ AND ENDING ___12/31/09___
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Young, Stovall and Company

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9627 South Dixie Highway
                              (No. and Street)

Miami   Florida   33156
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roark A. Young   (305) 666-2511
                                                 (Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
                (Name – of individual, state, last, first, middle name)

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida   33309
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)



Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of Young, Stovall and Company, affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedule pertaining to the firm of Young, Stovall and Company as of December 31, 2009, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Young, Stovall and Company

Roark A. Young, President

Sworn to and subscribed before me this
_⊃⟩‾_ day of February, 2010.

(Signature of Notary Public)

Personally known: X

This report ** contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Loss.
X	(d)	Statement of Cash Flows.
X	(e)	Statement of Changes in Stockholders' Equity.
___	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	(g)	Computation of Net Capital.
___	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___	(i)	Information Relating to the Possession or control Requirements under Rule 15c3-3.
___	(j)	A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
___	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	And Oath or Affirmation.
X	(m)	A copy of SIPC Supplemental Report.
X	(n)	A report describing any material inadequacies found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).



Independent Auditors' Report

Young, Stovall and Company
Miami, Florida:

We have audited the accompanying statement of financial condition of Young, Stovall and Company (the "Company") at December 31, 2009, and the related statements of loss, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
February 24, 2010

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039

A Registered Public Accounting Firm

YOUNG, STOVALL AND COMPANY

Statement of Financial Condition

December 31, 2009

Assets

Cash	$ 172,824
Receivable from clearing organization	617,305
Securities owned	94,650
Premises and equipment	43,836
Other assets and prepaid expenses	53,036
Total assets	$ 981,651

Liabilities and Stockholders' Equity

Liabilities:	
Commissions payable	62,688
Accrued expenses and other liabilities	35,841
Total liabilities	98,529

Commitments and contingencies (Notes 4, 8 and 9)

Stockholders' equity:	
Common stock, $1.00 par value (authorized 1,000 shares; 625 issued and outstanding)	625
Additional paid-in capital	74,375
Retained earnings	808,122
Total stockholders' equity	883,122
Total	$ 981,651

See accompanying Notes to Financial Statements.

YOUNG, STOVALL AND COMPANY

Statement of Loss

Year Ended December 31, 2009

Revenues:	
Commissions	$ 2,138,376
Participation in interest earned on customer accounts	32,424
Other	51,176
Total revenues	2,221,976
Expenses:	
Commissions	645,832
Compensation and employee benefits	752,078
Clearing fees and floor brokerage	96,477
Rent	168,000
Dues and subscriptions	121,358
Service contracts	151,100
Insurance	141,767
Depreciation and amortization	7,319
Other	228,577
Total expenses	2,312,508
Net loss	$ (90,532)

See accompanying Notes to Financial Statements.

YOUNG, STOVALL AND COMPANY

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2008	$ 625	74,375	923,652	998,652
Net loss	-	-	(90,532)	(90,532)
Dividends paid	-	-	(24,998)	(24,998)
Balance at December 31, 2009	$ 625	74,375	808,122	883,122

See accompanying Notes to Financial Statements.

YOUNG, STOVALL AND COMPANY

Statement of Cash Flows

Year Ended December 31, 2009

Cash flows from operating activities:	
Net loss	$ (90,532)
Adjustments to reconcile net loss to net	
cash provided by operating activities:	
Depreciation and amortization	7,319
Decrease in receivable from clearing organization	21,605
Decrease in securities owned	71,001
Decrease in other assets and prepaid expenses	7,558
Increase in commissions payable	20,073
Decrease in accrued expenses and other liabilities	(32,654)
Net cash provided by operating activities	4,370
Cash flows from investing activity-	
Purchases of premises and equipment	(4,011)
Cash flows from financing activity-	
Dividends paid	(24,998)
Net decrease in cash	(24,639)
Cash at beginning of year	197,463
Cash at end of year	$ 172,824

See accompanying Notes to Financial Statements.

(1) Summary of Significant Accounting Policies

Young, Stovall and Company (the "Company") is a securities broker/dealer headquartered in Miami, Florida with a branch office in Aventura, Florida. The following items comprise the significant accounting policies which the Company follows in preparing and presenting its financial statements:

Subsequent Events. Management has evaluated events occurring subsequent to the balance sheet date through February 24, 2010 (the financial statement issuance date), determining no events require additional disclosure in these financial statements.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned and Security Transactions. The Company clears its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis. Income and expenses related to security transactions are recorded on a trade date basis. Securities owned are carried at market value. Unrealized gains and losses on securities owned are reflected currently in other income.

Depreciation and Amortization. Depreciation has been provided using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes. The stockholders of the Company have elected to be taxed as an S-Corporation. For federal and state income tax purposes, all items of income and expense flow through to its stockholders, therefore no provision for income taxes is reflected in these financial statements.

On January 1, 2009, the Company adopted recent accounting guidance relating to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Income Taxes, Continued. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. The Company's status as an S Corporation is defined as a tax position under this accounting guidance. As of December 31, 2009, management is not aware of any uncertain tax positions that would have a material effect on the Company's financial statements.

The Company recognizes interest and penalties on income taxes as a component of income tax expense, should such an expense be realized.

The Company files a U.S. Income Tax Return for an S Corporation. With few exceptions, the Company is no longer subject to U.S. federal income tax examination by the Internal Revenue Service for years before 2006.

Fair Value Measurements. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy describes three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

Level 3: Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

The following describes valuation methodologies used for assets measured at fair value:

(continued)

(1) Summary of Significant Accounting Policies, Continued
Fair Value Measurements, Continued.

Securities Owned. Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include certain collateralized mortgage and debt obligations and certain high-yield debt securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Securities classified within Level 3 include certain residual interests in securitizations and other less liquid securities.

(2) Receivable from Clearing Organization

The receivable from Clearing Organization consists of cash on deposit with the Company's clearing broker.

(3) Securities Owned

Securities owned consist of trading and investment securities as follows:

Readily marketable, at market value $ 94,650

Securities owned measured at fair value on a recurring basis, are summarized below:

| | | Fair Value Measurements at December 31, 2009 Using | | |
	Fair Value As of December 31, 2009	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned	$ 94,650	20,040	74,610	-

(continued)

(4) Premises and Equipment

A summary of premises and equipment at December 31, 2009 is as follows:

Furniture and equipment	$ 143,170
Leasehold improvements	67,523
Computers	14,468
Total, at cost	225,161
Less accumulated depreciation and amortization	181,325
Premises and equipment, net	$ 43,836

The Company leases its Miami office under an operating lease. The Company's Aventura office is leased on a month-to-month basis. The Company's Miami and Aventura Florida offices are leased from a related party. Rent expense was $168,000 during the year ended December 31, 2009 and all was paid to related parties. The Miami lease was renewed and expires in 2011. At December 31, 2009, future minimum annual rental payments under noncancelable leases are approximately $168,000 and $28,000 for the years ending December 31, 2010 and 2011, respectively.

(5) Payable to Clearing Broker

The Company has a margin account with a clearing broker. The clearing broker funds the securities purchased by the Company. At December 31, 2009, there was no balance outstanding on this account. This account is collateralized by securities with a carrying value of $94,650 and pays interest at a floating rate.

(6) Employee Benefit Plan

The Company offers a 401(k) Profit Sharing Plan to employees who have completed one year of service and have attained age twenty-one. The Company charged $13,261 to operations relating to plan contributions for the year ended December 31, 2009.

(7) Net Capital Requirements

Pursuant to the rules of the Securities Exchange Act of 1934, the Company is required to maintain net capital. Aggregate indebtedness must not exceed net capital as those terms are defined by a ratio of more than 15 to 1. At December 31, 2009, the Company's minimum net capital requirement was $250,000. The Company's net capital computed in accordance with the Rule of the Commission amounted to $777,537 and the ratio of aggregate indebtedness to net capital was .13 to 1.

(continued)

(8) Commitments and Contingencies

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements.

(9) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

YOUNG, STOVALL AND COMPANY

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2009

NET CAPITAL

Total ownership equity qualified for net capital		$ 883,122
Deductions and/or changes:		
Premises and equipment	$ 43,836	
Other assets and prepaid expenses	53,036	96,872
Net capital before haircuts on securities positions		786,250
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1)		
Trading and investment securities-		
Other		8,713
Net capital		$ 777,537

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (based on aggregate indebtedness)	$ 6,568
Minimum net capital required of reporting broker or dealer	$ 250,000
Net capital requirement (greater of above)	$ 250,000
Excess net capital	$ 527,536

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition -	
Commissions payable, accrued expenses and other liabilities	98,529
Total A.I. Liabilities from Statement of Financial Condition	$ 98,529
Ratio aggregate indebtedness to net capital	.13 to 1

RECONCILIATION OF SUPPORTING SCHEDULES
WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1. Included in Form X-17A-5 Part II as previously filed with the commission and the schedules contained herein.



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

February 24, 2010

Young, Stovall and Company
Miami, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Young, Stovall and Company (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as descried in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Hacku , Johson + Smith AA



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

Young, Stovall and Company
9627 South Dixie Highway, Suite 101
Miami, Florida 33156

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Young, Stovall and Company (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries by agreeing amounts to the image of the cancelled check noting no difference;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences [other than amounts related to the activity for the quarter ended March 31, 2009, which was properly excluded from the Form SIPC-7T. The amounts were agreed to the FOCUS report for the quarter ended March 31, 2009 without exception.]

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers by agreeing amounts to the monthly income statement, the security position spreadsheet, and the quarterly FOCUS report noting no differences; and

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers by reviewing the Form SIPC-7T worksheet provided supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
February 24, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

024512   FINRA   DEC
YOUNG STOVALL AND COMPANY   12*12
9627 S DIXIE HWY STE 101
MIAMI FL 33156-2804

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ __2721.00__

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (__1006.00__)

   Date Paid
   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   __1715.00__

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ __1715.00__

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ __1715.00__

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Young Stovall + Co
(Name of Corporation, Partnership or other organization)

Roark you
(Authorized Signature)

Dated the __11__ day of __February__, 20 __10__.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 1,729,139

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 504,007

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 73,202

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts. — 19,019

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — 37,780

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 6,841

Enter the greater of line (i) or (ii) — 6,841

Total deductions — 640,849

2d. SIPC Net Operating Revenues — $ 1,088,290

2e. General Assessment @ .0025 — $ 2,721
(to page 1 but not less than $150 minimum)

19